Exhibit 12

						Three Months
	Fiscal Year Ended June 30,					Ended
						Sept. 30,
	1998	1999	2000	2001	2002	2002

Ratio of earnings to fixed charges	5.3x	26.9x	21.0x	22.2x	27.6x	6.2x

         For purposes of computing the ratios of earnings to fixed charges, earnings represent pretax income from continuing operations plus fixed charges. Fixed charges represent interest expense and the portion of rents representative of interest related to continuing operations.

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